                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  PARAVANT INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.015 PER SHARE
                         (Title of Class of Securities)


                                   699376 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-(c)

         [X]      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




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--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 2 of 9

--------------------------                    ---------------------------------


--------    -----------------------------------------------------------------------
    1         Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (Entities Only)

              KRISHAN K. JOSHI
--------    -----------------------------------------------------------------------
    2         Check the Appropriate Box if a Member of a Group             (a): [X]
              (See Instructions)                                           (b): [ ]

--------    -----------------------------------------------------------------------
    3         SEC Use Only

--------    -----------------------------------------------------------------------
    4         Citizenship or Place of Organization

              USA


-------------------    -------    -------------------------------------------------
                          5         Sole Voting Power

     NUMBER OF                      981,010
       SHARES          -------    -------------------------------------------------
    BENEFICIALLY          6         Shared Voting Power
      OWNED BY
        EACH                        478,100
     REPORTING         -------    -------------------------------------------------
       PERSON             7         Sole Dispositive Power
        WITH
                                    981,010
                       -------    -------------------------------------------------
                          8         Shared Dispositive Power

                                   478,100
-------------------    -------    -------------------------------------------------


--------    -----------------------------------------------------------------------
    9         Aggregate Amount Beneficially Owned by Each
              Reporting Person

              1,459,110
--------    -----------------------------------------------------------------------
   10         Check Box if the Aggregate Amount in Row (9)
              Excludes Certain Shares:                                     [  ]
              (See Instructions)

--------    -----------------------------------------------------------------------
   11         Percent of Class Represented by Amount in Row (9)

              8.3%
--------    -----------------------------------------------------------------------
   12         Type of Reporting Person (See Instructions)

              IN
--------    -----------------------------------------------------------------------


Note: All of the information set forth in this Amendment No. 3 to Schedule 13G is as of December 31, 1998.

--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 3 of 9

--------------------------                    ---------------------------------


--------    -----------------------------------------------------------------------
    1         Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (Entities Only)

              UES, INC.
              31-0797776
--------    -----------------------------------------------------------------------
    2         Check the Appropriate Box if a Member of a Group             (a): [X]
              (See Instructions)                                           (b): [ ]

--------    -----------------------------------------------------------------------
    3         SEC Use Only

--------    -----------------------------------------------------------------------
    4         Citizenship or Place of Organization

              OHIO CORPORATION


-------------------    -------    -------------------------------------------------
                          5         Sole Voting Power

     NUMBER OF                      -0-
       SHARES          -------    -------------------------------------------------
    BENEFICIALLY          6         Shared Voting Power
      OWNED BY
        EACH                        130,620
     REPORTING         -------    -------------------------------------------------
       PERSON             7         Sole Dispositive Power
        WITH
                                    -0-
                       -------    -------------------------------------------------
                          8         Shared Dispositive Power

                                    130,620
-------------------    -------    -------------------------------------------------


--------    -----------------------------------------------------------------------
    9         Aggregate Amount Beneficially Owned by Each
              Reporting Person

              130,620
--------    -----------------------------------------------------------------------
   10         Check Box if the Aggregate Amount in Row (9)
              Excludes Certain Shares:                                     [  ]
              (See Instructions)

--------    -----------------------------------------------------------------------
   11         Percent of Class Represented by Amount in Row (9)

              LESS THAN 1%
--------    -----------------------------------------------------------------------
   12         Type of Reporting Person (See Instructions)

              CO
--------    -----------------------------------------------------------------------


Note: All of the information set forth in this Amendment No. 2 to Schedule 13G is as of December 31, 1998.




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--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 4 of 9

--------------------------                    ---------------------------------


Item 1.

         (a)      Name of Issuer:

                  Paravant Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1615A West Nasa Boulevard
                  Melbourne, FL  32901


Item 2.

         (a)      Name of Persons Filing:

                  (1)      Krishan K. Joshi

                  (2)      UES, Inc.

                  Mr. Joshi, by virtue of his ownership of approximately 74% of the outstanding stock of UES, Inc., may be deemed to control UES, Inc.

         (b)      Address of Principal Business Office or if None, Residence:

                  4402 Dayton-Xenia Road
                  Dayton, Ohio 45432

         (c)      Citizenship:

                  (1)      Krishan K. Joshi - USA

                  (2)      UES, Inc. - Ohio corporation

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      Cusip Number:

                  699376 10 9


Item 3.

         N/A




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--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 5 of 9

--------------------------                    ---------------------------------


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  1,459,110 shares (includes 347,480 shares of common stock owned individually by Mr. Joshi's spouse, currently exercisable options to purchase 141,668 shares of common stock granted to Mr. Joshi under a stock option plan of the issuer, and 130,620 shares of common stock owned by UES, Inc.).

         (b)      Percent of Class: 8.3%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           Mr. Joshi has sole power to vote or to direct the vote with respect to 981,010 shares.

                  (ii)     Shared power to vote or to direct the vote:

                           Mr. Joshi and UES, Inc. share the power to vote or to direct the vote with respect to 130,620 shares. Mr. Joshi and Mr. Joshi's spouse share the power to vote or to direct the vote with respect to 347,480 shares.

                  (iii) Sole power to dispose or to direct the disposition of: Mr. Joshi has sole power to dispose or to direct the disposition of 981,010 shares.

                  (iv) Shared power to dispose or to direct the disposition of: Mr. Joshi and UES, Inc. share the power to dispose or to direct the disposition of 130,620 shares. Mr. Joshi and Mr. Joshi's spouse share the power to dispose or to direct the disposition of 347,480 shares.


Item 5.  Ownership of Five Percent or Less of a Class

                  N/A as to Mr. Joshi.

                  As to UES, Inc.: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 6 of 9

--------------------------                    ---------------------------------


Item 8.  Identification and Classification of Members of the Group

                  Reference is made to the Joint Filing Agreement annexed hereto executed by Krishan K. Joshi and UES, Inc., the members of the group filing this Amendment to Schedule 13G.


Item 9.  Notice of Dissolution of Group

                  N/A


Item 10. Certification

                  N/A

--------------------------                    ---------------------------------

  CUSIP No. 699376 10 9                                  Page 7 of 9

--------------------------                    ---------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2000


                                                 /s/ Krishan K. Joshi
                                                 -------------------------------
                                                 Krishan K. Joshi



                                             UES, Inc.


                                             By: /s/ John J. Gruenwald
                                                 -------------------------------
                                                 John J. Gruenwald
                                                 Vice President

                                    EXHIBITS


Exhibit A         Joint Filing Statement